UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full name of registrant:                      Centennial Banc Share Corp.

Former name if applicable                     N/A

Address of Principal Executive                6795 E. Tennessee Ave., 5th Floor
Office (Street and Number)
City, State and Zip Code:                     Denver, Colorado  80224


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The accountants have not had the opportunity to finish the Form 10-KSB in time for the Company to make its final review prior to the due date. The Company will file the Form 10-KSB by the extension date.

PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Scott J. Sax
     (303) 322-6999


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Centennial Banc Share Corp., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                          CENTENNIAL BANC SHARE CORP.
                        ---------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                      By: /s/ Scott J. Sax
--------------------                      -------------------------
                                          Scott J. Sax
                                          President

                           MICHAEL JOHNSON & CO., LLC
                            Certified Public Accounts
                        9175 East Kenyon Ave., Suite 100
                             Denver, Colorado 80237



March 29, 2000

Centennial Banc Share Corp.
Attn: Mr. Scott Sax
6795 E. Tennessee Ave.
Denver, CO 80224

David Wagner & Associates
Attorneys at Law
Attn: David Wagner
8400 East Prentice Ave.
Englewood, CO 80111

Gentlemen;

Due to our busy schedule this week, we will not be able to finalize the year-end audit for Centennial Banc Share Corp. We are asking yu to request a fifteen-day extension for the Form 10-KSB filing.

Sincerely,


/s/ Michael Johnson CPA
-----------------------
Michael Johnson CPA